Investment Management
522 Fifth Avenue
New York, NY 10036

Morgan Stanley

May 10, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Larry Greene, Division of Investment Management

Re:                             Morgan Stanley European Equity Fund Inc. (the “Fund”)

(File No. 811-06044)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on April 29, 2013, relating to the Special Meeting of Stockholders (the “Meeting”) of the Class W stockholders of the Fund, being held to consider and vote upon a proposal to approve an amendment to the Fund’s corporate charter and a Plan of Reclassification pursuant to which Class W shares will be reclassified as Class I shares.  The Fund has considered your comments and has provided the responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement.  Below, we describe the changes made to the proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about May 10, 2013.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

GENERAL COMMENTS TO SCHEDULE 14A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the definitive proxy statement filing.

Comment 2.                            Please ensure that the font size used in the Proxy Statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 2.                               The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROXY STATEMENT

Comment 3.                           Under Proposal 1 in the “Notice of Special Meeting of Stockholders,” please clarify the language to confirm what changes are proposed to the Articles of Incorporation/Corporate Documents.

Response 3.                                We have revised the language accordingly.

Comment 4.                            In the comparison chart following the third paragraph under Proposal 1, please clarify whether the minimum initial investment amounts are waived for Class W stockholders.

Response 4.                               A footnote has been added to the chart clarifying that the minimum initial investment amount is waived indefinitely for Class W stockholders in connection with the reclassification of Class W shares of the Fund as Class I shares.

Comment 5.                            Please confirm how the Fund intends to treat broker “non-votes” for purposes of an adjournment of the stockholder meeting.

Response 5.                               There will not be any broker non-votes in connection with this proposal.

Comment 6.                            Please include a discussion of any other prior notice requirements for a stockholder who wishes to submit a proposal upon attending a subsequent stockholder meeting.  If so, please disclose the prior notice requirement.

Response 6.                               There are no additional prior notice requirements other than what is disclosed in the Proxy Statement.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6961 (tel) or (646) 225-5505 (fax).  Thank you.

Best regards,

/s/ Joanne Antico

Joanne Antico